Silicon Motion Announces Second Quarter Results for the Period Ended June 30, 2008

Second Quarter 2008

Financial Highlights

*	Net sales increased 2% year-over-year to US$48.6 million

*	Gross margin excluding stock-based compensation declined from 2Q07 to 47.3%, mainly because of a mobile communications product mix shift from tuners to SiPs and write-offs of obsolete inventory; mobile storage product gross margins are unchanged from 1Q08

*	GAAP gross margin declined to 47.1%

*	Operating margin excluding stock-based compensation, acquisition-related charges, and one-time items decreased from 32.0% in 2Q07 to 17.5%

*	Net income excluding stock-based compensation, acquisition-related charges, foreign exchange gain or loss, and one-time items decreased 44% year-over-year to US$8.8 million

*	Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, foreign exchange gain or loss, and one-time items were US$0.26, a 43% decrease from US$0.46 in 2Q07

*	GAAP diluted earnings per ADS were US$0.06, down 78% from US$0.27 in 2Q07

Business Highlights

*	Total unit shipments increased 29% year-over-year and decreased 10% sequentially to approximately 101 million units

*	Storage controller unit shipments increased 31% year-over-year from a strong 2Q07 and decreased 11% quarter-over-quarter from a very strong 1Q08

*	SSD controller shipments increased to over 1 million units as a result of continued demand for low-cost and ultra mobile notebook PCs, as well as accelerating demand from industrial and enterprise applications

*	New eMMC and eUSB embedded flash controller design-wins received from Hynix, Numonyx, and Micron and developed for tier-1 handset and GPS OEMs, as well as for enterprise applications

*	New controller business signed with Intel and Samsung for their OEM USB flash drive products

*	Mobile TV IC revenue increased more than 31% sequentially and approximately 130% year-over-year as we continue to scale in Korea and ship in limited quantities to Chinese handset OEMs such as ZTE and Amoisonic

Taipei, Taiwan, July 30, 2008 – Silicon Motion Technology Corporation (Nasdaq: SIMO; the “Company”) today announced its second quarter 2008 financial results. Second quarter net sales increased 2% year-over-year to US$48.6 million. GAAP net income decreased 78% year-over-year to US$2.0 million, or US$0.06 per diluted ADS, compared to US$0.27 per diluted ADS in the second quarter of 2007.

Non-GAAP net income, which excludes stock-based compensation, acquisition-related charges, foreign exchange gain or loss, and one-time items, decreased 44% year-over-year to US$8.8 million, or US$0.26 per diluted ADS, compared to US$0.46 per diluted ADS in the second quarter of 2007.

Commenting on the results, Silicon Motion’s President and CEO, Wallace Kou, said:

“The second quarter turned out to be an extremely challenging period for the Company. Although our overall first half of 2008 revenues are in-line with our original expectations, our second quarter sales, particularly sales of storage products, were unfavorably affected by weak demand from many of our customers, both in our retail as well as bundled card controller segments. Strength in our first quarter revenue performance was largely offset by weakness in the second quarter. Our retail card customers were negatively affected by both higher NAND flash prices during part of the second quarter, together with softening end-consumer demand, primarily in Europe and the US. Our sales to China met expectations, but were nevertheless negatively affected by the devastating earthquake in Sichuan. In the second quarter, NAND flash vendors started reducing their capacity and therefore also reduced their sales of OEM cards and procurement of controllers from us. Our handset bundled business also underperformed, but mostly because of temporary product transition issues. Handset OEMs began taking advantage of improved affordability of NAND flash late this quarter to transition from bundling lower density cards to bundling higher density cards.”

“Our business also had some important positive developments. Increasingly affordable NAND flash continued to create new opportunities for us in SSDs, embedded flash, and for non-consumer applications. This quarter we won embedded flash controller business from Hynix and Numonyx for eMMC solutions designed for tier-1 global handset and GPS OEMs. We also won embedded flash controller business at Micron for an eUSB solution targeting enterprise storage applications. Importantly, we have already started shipping some of these embedded flash controllers. Our embedded flash controller for handsets are on track to ship in the fourth quarter.”

“This quarter, we shipped over one million SSD controllers for ultra low cost PCs and other applications, with a big part of our sales going to the ASUS eeePC and HP Mini-Note. We also shipped increasing numbers of SSD controllers for industrial and enterprise applications. Separately, we are on track to release additional engineering samples of our recently announced series of best-in-class MLC SSD controllers in the third quarter and expect to begin production in the fourth quarter.”

“Our mobile TV IC revenue increased over 31% this quarter. Our overall communications products now account for 21% of our total revenue. We continue to have the leading position in Korea, our home market for this business, and have a developing presence in China with local handset OEM customers that include ZTE and Amoisonic. We remain excited about our mobile TV business and believe we have one of the most comprehensive and competitive portfolios of mobile TV solutions, including for T-DMB, S-DMB, DVB-H, C-MMB, T-MMB, and ISDB-T standards, in the global market.”

Second Quarter 2008 Financial Review (1)

Sales

Net sales in the second quarter totaled US$48.6 million, representing an increase of 2% from the second quarter of 2007 and a decrease of 7% compared with the first quarter of 2008. In the second quarter of 2008, mobile storage products accounted for 73% of net sales, mobile communications 21% of net sales, and multimedia SoCs 7% of net sales.

Net sales of mobile storage products, which include flash memory card controllers, USB flash drive controllers, card reader controllers, SSD controllers, and embedded flash controllers, decreased 6% from the second quarter of 2007 to US$35.4 million for the second quarter of 2008 and decreased 14% from the first quarter of 2008 primarily because of reduced memory card controller sales. Storage controller shipments increased 31% year-over-year and decreased 11% quarter-over-quarter.

Net sales of mobile communication products, which include mobile TV tuners, CDMA RF ICs, and electronic toll collection (ETC) RF ICs, increased 126% from the second quarter of 2007 to US$10.0 million for the second quarter of 2008 and increased 31% from the first quarter of 2008 primarily because of higher mobile TV IC sales.

[1]

Unless otherwise stated, all financial information used in this press release is unaudited, consolidated, prepared in accordance with US GAAP and denominated in New Taiwan dollars. US dollar amounts are translated for convenience only. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

Net sales of multimedia SoC products, which include embedded graphics processors, MP3 SoCs, and PC camera SoCs, declined 43% from the second quarter of 2007 and increased 8% from the first quarter of 2008 to US$3.2 million for the second quarter of 2008 mainly because of a slight increase in graphics sales.

Gross and Operating Margins

Gross margin excluding stock-based compensation was 47.3%, which was lower than 51.2% in the first quarter of 2008. This decrease was due primarily to a rapid shift of communications products from higher margin tuners to lower margin SiPs, which combine Silicon Motion’s tuners with procured demodulators, and a US$1.0 million write-off of mainly obsolete MP3 SoCs, image processor SoCs, and card reader controllers. Gross margins for mobile storage products in the second quarter of 2008 were unchanged from the first quarter of 2008.

Operating expense excluding stock-based compensation, acquisition-related charges, and one-time items was US$14.5 million in the second quarter of 2008, which was higher than US$11.9 million in the first quarter of 2008. R&D expenditures excluding stock-based compensation was US$8.9 million, which was higher than US$6.3 million in the first quarter of 2008, mainly because of new photomask and product development costs. Selling and marketing expenses excluding stock-based compensation was US$2.3 million in the second quarter of 2008, which was unchanged from the first quarter of 2008. General and administrative expenses excluding stock-based compensation was US$4.0 million in the second quarter of 2008, which was slightly higher than US$3.9 million in the first quarter of 2008. Stock-based compensation was US$2.2 million in the second quarter of 2008, unchanged from the first quarter of 2008. Acquisition-related charges in the second quarter of 2008 were US$1.6 million, which was unchanged from US$1.6 million in the first quarter of 2008. Litigation expenses increased slightly from US$0.6 million in the first quarter of 2008 to US$0.7 million in the second quarter of 2008.

Operating margin excluding stock-based compensation, acquisition-related charges, and one-time items was 17.5% for the second quarter of 2008, which was lower than 28.4% in the first quarter of 2008. GAAP operating margin was 8.2%, which was lower than 19.9% in the first quarter of 2008.

Other Income and Expenses

Net total other income excluding net foreign exchange gain or loss was US$0.6 million, which was unchanged from US$0.6 million in the first quarter of 2008. GAAP net total other income was US$0.4 million, compared to a loss of US$2.1 million in the first quarter of 2008.

Earnings

Net income excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and one-time items decreased 44% year-over-year to US$8.8 million in the second quarter of 2008. Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and one-time items were US$0.26, down 44% from US$0.46 in the second quarter of 2007. One time items affecting earnings in the second quarter of 2008 also include a one-time US$2.1 million FIN48 tax charge, which relates to uncertainties about income tax liabilities that resulted from an arbitrary change in interpretation of tax codes by the Taiwan tax authorities following a routine review of the Company’s tax filings.

GAAP net income decreased 78% year-over-year to US$2.0 million in the second quarter of 2008. Diluted GAAP earnings per ADS were US$0.06, a decrease of 78% from US$0.27 in the second quarter of 2007.

Balance Sheet

Cash, cash equivalents, and short-term investments decreased from US$110.7 million at the end of the fourth quarter of 2007 to US$95.0 million at the end of the second quarter of 2008. At the end of the fourth quarter of 2007, there were no short-term borrowings, which relate mainly to the current portion of other long term liabilities. There were US$3.3 million in short-term borrowings at the end of the second quarter of 2008. Other long term liabilities, which are comprised of loans from the Korean government for R&D financing, increased from US$1.6 million at the end of the fourth quarter of 2007 to US$2.1 million at the end of the second quarter of 2008.

Cash Flow

Our cash flows were as follows:

6 months ended June 30, 2008

(In US$ millions)
Net income	10.2
Depreciation & amortization	5.4
Changes in operating assets and liabilities	27.1
Others	3.4

Net cash provided by (used in) operating activities	46.1

Acquisition of properties	(9.8)
Others	0.4

Net cash provided by (used in) investing activities	(9.4)

Share repurchase	(25.2)
Others	8.1

Net cash provided by (used in) financing activities	(17.1)

Effects of changes in foreign currency exchange rates on cash	(2.0)

Net increase in cash and cash equivalents	17.6

During the second quarter of 2008, Silicon Motion spent US$4.0 million to acquire office space in Shanghai to house the Company’s expanding R&D team and US$25.2 million to repurchase American Depositary Receipts (ADSs).

Share Repurchase Program:

On March 12, 2008, the Company announced a US$40 million share repurchase program. During the three months ended June 8, 2008, the Company repurchased 1.5 million ADSs for a total cost of US$25.2. The weighted average price per ADS repurchased was US$17.16.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“When we provided our 2008 full year guidance earlier this year, we did factor in the effect of a global economic slowdown. However, we believe we may have underestimated the severity of weak global consumer confidence for the second half of 2008, especially as it relates to our mobile storage products. We believe that since the economic slowdown and related weakness in consumer confidence weakness are already leading to closures of older NAND flash fabs and push-outs of investments in new flash capacity, it is prudent that we take an even more conservative view of the second half of 2008. Nevertheless, our sales of our mobile TV solutions are tracking well. We expect sales of these products to scale further during the second half of 2008 and become a larger part of our product mix by the end of the year. We are on-track in terms of our MLC SSD controller sampling and production timetable, and sales of multimedia SoCs are expected to grow moderately in the second half of 2008.”

As a result, Management is revising its full year 2008 guidance:

•	Revenue of US$200 to US$205 million, which compares to previously announced guidance of US$225 to US$235 million. The new guidance still implies year-over-year growth of 11% to 15%

•	Non-GAAP and GAAP gross margin of 48 to 51%, which compares to previously announced guidance of 52 to 53%

•

Non-GAAP earnings per ADS of approximately US$1.30 – 1.40, which compares to previously announced guidance of US$1.95 – 2.05. GAAP earnings per ADS of approximately US$0.50 – 0.60, which compares to previously announced guidance of US$1.55 – 1.65

For the third quarter of 2008, management expects:

•	Revenue of approximately US$44 – 46 million, which represents 0 to 4% decrease from the third quarter of 2007 and a 5 – 9% decrease over the second quarter of 2008

•	Non-GAAP and GAAP gross margin to be in the 48– 50% range

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00am Eastern Time on July 30.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

PRE-REGISTRATION:

https://www.theconferencingservice.com/prereg/key.process?key=PNYR43WU8

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 888 679 8018

USA (Toll): 1 617 213 4845

Taiwan (Toll Free): 0080 144 4360

Participant Passcode: 9546 8335

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 888 286 8010

USA (Toll): 1 617 801 6888

Participant Passcode: 3126 0473

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and one-time items, including, non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges incurred as a result of the Company’s adoption of SFAS 123R relating to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact the application of SFAS 123R has on its operating results.

Intangible amortization consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

In-process research and development consists of one-time charges incurred in connection with the acquisition of FCI in the second quarter of 2007 that otherwise would not have been incurred and therefore we have excluded the effects of these charges from our non-GAAP operating income and non-GAAP net income. In-process research and development consists of technology projects which, as of acquisition date, had not yet reached technological feasibility and there are no future alternative uses that exist. We believe it is useful for investors to understand the effect of this expense on our statement of operations. This non-GAAP adjustment is intended to reflect acquisition-related expense incurred that is not directly associated with our continuing operations.

Litigation expenses consist of the legal expenses relating to complaints SanDisk filed in the US International Trade Commission and the US District Court for the Western District of Wisconsin.

Foreign exchange gains and losses consists of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$.

FIN48 tax charge relates to uncertainties about income tax liabilities that had resulted from an arbitrary change in interpretation of tax codes by the Taiwan tax authorities following a routine review of our tax filings.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Jun. 30, 2007		Mar. 31, 2008	Jun. 30, 2008	Jun. 30, 2007	Mar. 31, 2008	Jun. 30 2008
	(NT$)		(NT$)	(NT$)	(US$)	(US$)	(US$)
Net Sales		1,446,207	1,586,074	1,475,747	47,635	52,242	48,608
Cost of sales		685,693	776,945	780,523	22,585	25,591	25,709

Gross profit		760,514	809,129	695,224	25,050	26,651	22,899
Operating expenses
Research & development		200,818	226,207	305,203	6,615	7,451	10,053
Sales & marketing		78,846	81,581	83,093	2,597	2,687	2,737
General & administrative		95,588	136,509	136,720	3,148	4,496	4,503
In-process research and development		69,189	—	—	2,279	—	—
Amortization of intangibles assets		54,472	48,806	48,467	1,794	1,608	1,596

Operating income		261,601	316,026	121,741	8,617	10,409	4,010
Non-operating income (expense)
Gain on sale of investments		4,886	9,249	5,816	161	305	191
Interest income (net)		12,366	10,541	10,488	408	347	345
Foreign exchange gain (loss)		(4,384)	(81,944)	(7,329)	(144)	(2,699)	(241)
Dividend income		772	—	2,239	25	—	74
Others		18	(967)	24	—	(32)	1

Subtotal		13,658	(63,121)	11,238	450	(2,079)	370

Income before tax		275,259	252,905	132,979	9,067	8,330	4,380
Income tax expense		2,915	1,939	73,161	97	64	2,410

Net income		272,344	250,966	59,818	8,970	8,266	1,970

Basic earnings per ADS	NT$	8.43	$7.58	$1.83	$0.28	$0.25	$0.06
Diluted earnings per ADS	NT$	8.14	$7.48	$1.79	$0.27	$0.25	$0.06
Margin Analysis:
Gross margin		52.6%	51.0%	47.1%	52.6%	51.0%	47.1%
Operating margin		18.1%	19.9%	8.2%	18.1%	19.9%	8.2%
Net margin		18.8%	15.8%	4.1%	18.8%	15.8%	4.1%
Additional Data:
Weighted avg. ADS equivalents[2]		32,312	33,093	32,775	32,312	33,093	32,775
Diluted ADS equivalents		33,453	33,546	33,377	33,453	33,546	33,377

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Jun. 30, 2007	Mar. 31, 2008	Jun. 30, 2008	Jun. 30, 2007	Mar. 31, 2008	Jun. 30 2008
	(NT$)	(NT$)	(NT$)	(US$)	(US$)	(US$)
GAAP cost of sales	685,693	776,945	780,523	22,585	25,591	25,709
Adjustment for share-based compensation	(3,972)	(3,086)	(3,045)	(131)	(102)	(100)

Non GAAP cost of sales	681,721	773,859	777,478	22,454	25,489	25,609

GAAP operating income	261,601	316,026	121,741	8,617	10,409	4,010

Adjustment for share-based compensation within:
Cost of sales	3,972	3,086	3,045	131	102	100
Research & development	39,915	35,113	35,410	1,315	1,157	1,166
Sales & marketing	14,199	12,743	12,856	468	420	423
General & administrative	19,985	16,697	16,274	658	550	536
In-process research and development	69,189	—	—	2,279	—	—
Amortization of intangibles assets	54,472	48,806	48,467	1,794	1,608	1,596
Litigation expenses	—	18,720	20,405	—	617	672

Non-GAAP operating income	463,333	451,191	258,198	15,261	14,861	8,505

GAAP Net income	272,344	250,966	59,818	8,970	8,266	1,970
Adjustment for share-based compensation within:
Cost of sales	3,972	3,086	3,045	131	102	100
Research & development	39,915	35,113	35,410	1,315	1,157	1,166
Sales & marketing	14,199	12,743	12,856	468	420	423
General & administrative	19,985	16,697	16,274	658	550	536
In-process research and development	69,189	—	—	2,279	—	—
Amortization of intangibles assets	54,472	48,806	48,467	1,794	1,608	1,596
Litigation expenses	—	18,720	20,405	—	617	672
Foreign exchange loss	4,384	81,944	7,329	144	2,699	241
FIN 48 tax charge	—	—	64,328	—	—	2,119

Non-GAAP Net income	478,460	468,075	267,932	15,759	15,419	8,823

	For the Three Months Ended
	Jun. 30, 2007	Mar. 31, 2008	Jun. 30, 2008	Jun. 30, 2007	Mar. 31, 2008	Jun. 30 2008
	(NT$)	(NT$)	(NT$)	(US$)	(US$)	(US$)
Diluted earnings per ADS:
GAAP	$8.14	$7.48	$1.79	$0.27	$0.25	$0.06
Non-GAAP	$13.85	$13.51	$7.79	$0.46	$0.44	$0.26
Shares used in computing diluted net income per share:
GAAP	33,453	33,546	33,377	33,453	33,546	33,377
Non-GAAP	34,558	34,640	34,386	34,558	34,640	34,386
Gross margin
GAAP	52.6%	51.0%	47.1%	52.6%	51.0%	47.1%
Non-GAAP	52.9%	51.2%	47.3%	52.9%	51.2%	47.3%
Operating margin
GAAP	18.1%	19.9%	8.2%	18.1%	19.9%	8.2%
Non-GAAP	32.0%	28.4%	17.5%	32.0%	28.4%	17.5%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per share data)

(unaudited)

	For the Six Months Ended
	Jun. 30, 2007		Jun. 30, 2008		Jun. 30, 2007		Jun. 30, 2008		Change (%)
	(NT$)		(NT$)		(US$)		(US$)
Net Sales		2,617,720		3,061,821		86,223		100,850	17%
Cost of sales		1,230,189		1,557,468		40,520		51,300	27%
Gross profit		1,387,531		1,504,353		45,703		49,550	8%
Operating expenses
Research & development		374,762		531,410		12,344		17,503	42%
Sales & marketing		139,994		164,674		4,611		5,424	18%
General & administrative		162,138		273,229		5,341		9,000	69%
In-process research and development		69,189		—		2,279		—	-100%
Amortization of intangible assets		54,472		97,273		1,794		3,204	79%

Subtotal		800,555		1,066,586		26,369		35,131	33%

Operating income		586,976		437,767		19,334		14,419	-25%
Non-operating expense (income)
Gain on sale of investments		10,233		15,065		336		496	47%
Interest income (net)		32,909		21,028		1,085		692	-36%
Investments income		772		2,239		25		74	190%
Foreign exchange gain (loss)		(6,344)		(89,274)		(209)		(2,940)	1,307%
Others		17		(941)		1		(31)	-5,635%

Subtotal		37,587		(51,883)		1,238		(1,709)	-238%

Income before tax		624,563		385,884		20,572		12,710	-38%
Income tax expense		26,452		75,100		871		2,474	184%

Net income		598,111		310,784		19,701		10,236	-48%

Basic earnings per ADS	NT$	18.94	NT$	9.41	US$	0.62	US$	0.31
Diluted earnings per ADS	NT$	18.33	NT$	9.27	US$	0.60	US$	0.31
Margin Analysis:
Gross margin		53.0%		49.1%		53.0%		49.1%
Operating margin		22.4%		14.3%		22.4%		14.3%
Net margin		22.9%		10.2%		22.9%		10.2%
Additional Data:
Weighted average ADS equivalents		31,579		33,031		31,579		33,031
Diluted ADS equivalents		32,630		33,514		32,630		33,514

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$30.36 to US$1 on Jun. 30, 2008.

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands)

(unaudited)

	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008
	(NT$)	(NT$)	(US$)	(US$)
Cash and cash equivalents	1,608,272	2,142,344	52,973	70,565
Short-term investments	1,751,113	742,160	57,678	24,445
Accounts receivable, net	1,007,384	948,415	33,181	31,239
Inventories	547,400	706,442	18,030	23,269
Refundable deposits - current	127,466	104,989	4,199	3,458
Deferred income tax assets, net	83,526	84,844	2,751	2,795
Prepaid expenses and other current assets	227,044	156,234	7,479	5,146

Total current assets	5,352,205	4,885,428	176,291	160,917
Long-term investments	119,535	119,055	3,937	3,921
Property and equipment (net)	519,189	734,111	17,101	24,180
Goodwill and intangible assets(net)	2,849,437	2,744,952	93,855	90,414
Other assets	279,865	194,481	9,219	6,406

Total assets	$9,120,231	$8,678,027	$300,403	$285,838

Short-term borrowing	—	99,821	—	3,288
Accounts payable	444,440	567,263	14,639	18,685
Income tax payable	227,356	136,588	7,489	4,499
Accrued expenses and other current liabilities	785,717	510,546	25,880	16,816

Total current liabilities	1,457,513	1,314,218	48,008	43,288
Accrued pension cost	—	534	—	18
Long-term liabilities	47,919	44,867	1,578	1,477
Other liabilities	30,692	65,141	1,011	2,146

Total liabilities	1,536,124	1,424,760	50,597	46,929
Shareholders’ equity	7,584,107	7,253,267	249,806	238,909

Total liabilities & shareholders’ equity	$9,120,231	$8,678,027	$300,403	$285,838

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support MP3 players, PC cameras, and embedded graphics applications.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected fourth quarter 2007 revenue, gross margin and operating margin and full fiscal year 2007 diluted earnings per ADS, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter and the full fiscal year. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including those uncertainties relating to litigation filed against the Company relating to whether its products are covered by patents not owned by the Company; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; integration of our recently announced acquisitions general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on July 2, 2007. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:
Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886 3 552 6888 x2311	Tel: +886 2 2219 6688 x3509
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw